UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

EXCO RESOURCES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

269279402

(CUSIP Number)

Drew A. (Sandy) Campbell

8117 Preston Road, Suite 260W

Dallas, Texas 75225

(214) 265-4165

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 18, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 2.4013d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279402

1		NAME OF REPORTING PERSON Thomas Boone Pickens, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,656,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,656,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,656,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

This Amendment No. 5 amends the Schedule 13D filed February 21, 2006 by BP EXCO Holdings II LP, BP EXCO Holdings LP, BP EXCO Holdings GP, LLC, and Thomas Boone Pickens, Jr. with the Commission, as amended by Amendment No. 1 thereto filed March 10, 2006, Amendment No. 2 thereto filed June 19, 2007, Amendment No. 3 thereto filed June 26, 2007, and Amendment No. 4 thereto filed July 6, 2007 (collectively, the “Schedule 13D”).  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1.	Security and Issuer.
Unchanged.
Item 2.	Identity and Background.
Unchanged.
Item 3.	Source and Amount of Funds or Other Consideration.
Unchanged.
Item 4.	Purpose of Transaction.
Unchanged.
Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a)                                       The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Mr. Pickens is stated in Items 11 and 13 on the cover page hereto.  The aggregate number of shares stated in Item 11 on the cover page hereto includes 37,500 shares that may be acquired by Mr. Pickens pursuant to an option.  All calculations of percentage ownership are based on a total of 210,914,123 shares of common stock outstanding, which is a sum of (a) 210,876,623 shares of common stock outstanding as of July 18, 2008, based upon information provided by the issuer, plus (b) 37,500 shares of common stock of the issuer that may be acquired by Mr. Pickens pursuant to an option.

(b) Number of shares as to which Mr. Pickens has:

(i)                                    sole power to vote or to direct the vote:

See Item 7 on the cover page hereto.

(ii)                                 shared power to vote or to direct the vote:

See Item 8 on the cover page hereto.

(iii)                              sole power to dispose or to direct the disposition of:

See Item 9 on the cover page hereto.

(iv)                             shared power to dispose or to direct the disposition of:

See Item 10 on the cover page hereto.

(c)                                 No transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by Mr. Pickens.

(d)                                Not applicable.

(e)                                 Not applicable.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Unchanged.
Item 7.	Material to be Filed as Exhibits.
Unchanged.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 25, 2008	THOMAS BOONE PICKENS, JR.

	By:	/s/ Thomas Boone Pickens, Jr.
	Name:	Thomas Boone Pickens, Jr.